

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By Facsimile and U.S. Mail

August 8, 2007

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re:** **Apache Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-04300**

Dear Mr. Plank:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 as well as your supplemental response dated May 24, 2007 and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Estimated Proved Reserves and Future Net Cash Flows, page 12

1.   Your response to prior comment 1 in our letter dated May 10, 2007 states:
        "…Ryder Scott has determined that they have achieved reasonable agreement
        (within a tolerance of 10 percent)…" and that you propose "to include the
        independent petroleum engineers' opinion letter as an exhibit to our annual report
        on Form 10-K".   Please amend your document to include:

- The actual single figure for the difference between your 2006 proved reserve
  estimates and those of your third party engineer for the reviewed properties;
- Your third party engineer's opinion letter per your proposal;
- An explanation of the "tests and procedures" your third party engineer used to
  arrive at the conclusions contained therein.

Closing Comments
        Please amend your filing in response to these comments within 10 business days
or inform us when you will provide us with a response. You may wish to provide us with
marked copies of amendments to expedite our review. Please furnish a cover letter with
your amendments that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director